Writer’s Direct Dial (561) 237-1536

Writer’s Direct Fax (561) 362-6116

February 3, 2010

H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MediaNet Group Technologies, Inc. (“MediaNet”)

Preliminary Information Statement on Schedule 14C

Filed December 28, 2009

File No. 000-49801

Dear Mr. Owings:

MediaNet is in receipt of your letter dated January 20, 2010.

MediaNet respectfully requests an extension to February 12, 2010, to respond to the Staff’s comments.

Very truly yours,

/s/ Jonathan L. Shepard

Jonathan L. Shepard

JLS/bjp